David A. Gestetner
Chief Executive Officer
Office: 732.730.0116
E-mail: davidg@eroomsystem.com
June 22, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Mail Stop 4561
Washington D.C. 20549-7010
Attention: Barbara C. Jacobs and Adam Halper

Re:	eRoomSystem Technologies, Inc.;
Registration Statement on Form SB-2;
File No. 333-133801;

Forms 10-KSB for the fiscal years ended 12/31/04 and 12/31/05;
Form 10-QSB for the fiscal quarter ended 03/31/06

Dear Ms. Jacobs:

On behalf of eRoomSystem Technologies, Inc., a Nevada corporation (the “Company”), enclosed please find two copies of the Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form SB-2 (“Registration Statement”). Amendment No. 1 has been marked to show revisions to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2006.

We have also further amended our Annual Reports for the fiscal years ended December 31, 2005 and 2004 (collectively, the “Annual Reports”) to address the Commission’s comments and have provided two copies of a marked version of each of the Annual Reports to show the revisions. In addition, we have amended our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006 (the “Quarterly Report”) and have provided two copies of a marked version to show the revisions. The Amendment No. 1, the Annual Reports and the Quarterly Report are concurrently being filed with the Commission on EDGAR.

Set forth below are the comments in your letter dated May 31, 2006 (“Comments Letter”) with respect to the Registration Statement, the Annual Reports and the Quarterly Report, and the responses of the Company to such comments. The capitalized terms used, but not defined herein, have the meanings assigned to them in the Registration Statement, Annual Reports, and Quarterly Report, as applicable.

General

1.    Please submit your correspondence dated March 16, 2006 on EDGAR.

We have filed this correspondence via EDGAR, along with the Amendment No. 1, the Annual Reports and the Quarterly Report.

Form SB-2

General

2.    Please update the financial statements to comply with Item 310(g) of Regulation S-B. Related disclosure such as management’s discussion and analysis should be updated as well.

We have amended the Registration Statement to include the reviewed financial statements of the Company for the fiscal quarter ended March 31, 2006 (See pages F-21 through F-27 in Amendment No. 1). In addition, we have augmented the management’s discussion and analysis section to include the comparison of our financial results for the fiscal quarters ended March 31, 2006 and 2005 (See pages 28-29 and page 32 in Amendment No. 1).

Risk Factors, page 4

3.    Please revise to include a risk factor that discusses each conclusion concerning your effectiveness or ineffectiveness of controls and procedures beginning with your conclusions for the fiscal year ended December 31, 2004. Please also revise to discuss your lack of segregation of duties as discussed in your “Controls and Procedures” section of your Form 10-QSB for the fiscal quarter ended March 31, 2006.

We have amended the Registration Statement and the Forms 10KSB for the periods ending December 31, 2005 and 2004 (on page 6 of the Amendment No. 1 and page 21 of Amendment No. 1 of the Form 10-KSB for fiscal 2005 and on page 21 of Amendment No. 2 of the 10-KSB for fiscal 2004) to include a risk factor that addresses comment number three. We have revised our “Controls and Procedures” section on page 14 of the Quarterly Report.

Selling Stockholders and Warrant Holders, page 10

4.    Please revise to describe in greater detail why there would be additional shares “outstanding after the offering” considering this is a resale registration statement.

Upon the exercise of all options and warrants described in the Registration Statement, the underlying shares of which are being registered therein, there will be an additional 630,673 shares of common stock outstanding assuming all such options and warrants are exercised. We have amended the Registration Statement to include a statement to describe in further detail the foregoing (See page 11 of Amendment No. 1).

1072 Madison Ave., Lakewood, NJ 08701   P. 732-730-2233   F. 732-810-0380

5.    We refer you to comment 3 of our letter dated October 17, 2005. We note disclosure in the third paragraph of this section that the table in the section “generally includes voting or investment power with respect to the securities.” Please revise to clearly state, if true, that the names in the parentheses in this section are the natural persons with sole/shared voting and/or dispositive power over the shares held by the listed entities. For entities with shared dispositive power such as shares held by Ash Capital, LLC, revise the parentheses in the table to identify the persons that share voting power. Please disclose the natural person with voting power over the shares held by Tamrio, Inc. Finally, please remove the reference to “generally.”

We have revised the Registration Statement to address each of the comments of the Commission set forth above (See pages 11-13 of Amendment No. 1).

6.    We refer you to comment 3 of our letter dated October 17, 2005. Please advise why you have not aggregated the holdings of Ash, Providence and Mr. Savas in the table contained in “Principal Stockholders” section or this section. Explanatory footnotes can be provided. Please also advise why you have not aggregated the options, warrants, and stock holdings for each entity in the table contained in this section. Finally, please advise why it appears for entities such as Ash Capital, LLC and Mr. Hardt their percentage of outstanding shares after the offering differs from the disclosure under the headings “Stock Holdings” and “Warrant Holdings.”

We have revised the Registration Statement to address the comments set forth above. Please refer to the revised tables set forth in “Selling Stockholders” (Pages 12-13 of Amendment No. 1) and “Principal Stockholders” (Page 44 of Amendment No. 1). The holdings of Ash Capital, Providence and Mr. Savas have been aggregated for Providence Management, LLC. The holdings of Providence and Mr. Savas have not been aggregated for Ash Capital because Ash Capital does have any voting or investment control over these securities. Further, we have aggregated the options, warrants and stock holdings for each entity in the table contained in “Selling Stockholders, Option Holders and Warrant Holders”. Given the foregoing, the final comment of the Commission set forth above is no longer applicable.

7.    Please note that disclosure regarding all material relationships with a selling security holder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-B. In this regard, it is unclear how each of the entities received their shares subject to resale. For example, on page 14 you state, “[o]n September 1, 2005 Gestetner Group, LLC, Ash Capital, LLC or Ash Capital, and ten other parties, converted their secured convertible promissory notes….” and later you discuss options to purchase shares granted to “nineteen of our then existing employees.” Please clarify how each selling security holder received their shares subject to resale.

1072 Madison Ave., Lakewood, NJ 08701   P. 732-730-2233   F. 732-810-0380

We have revised the Registration Statement to conform to the requirements of Item 507 of Regulation S-B to clearly state how all persons, and entities, received their shares subject to resale (Pages 15-18 of Amendment No. 1).

8.    Please revise to discuss the registration rights offered to the selling security holders, including a discussion of the registration rights discussed on page 37 as contained in the Investor Rights Agreement.

We have revised the Registration Statement to discuss, in more detail, the registration rights provided to the selling security holders (Pages 15-18).

9.    Please describe the “extraordinary services” performed by Messrs. Hardt and Wein.

We have revised the Registration Statement to describe the “extraordinary services” performed by Messrs. Hardt and Wein relating to our acquisition initiative (Page 15 of Amendment No.1).

10.   We note that you do not list the Hall Communications, Inc. settlement agreement as part of your exhibit index and it appears the Letter Agreement apparently filed as exhibit 10.14 to your Form SB-2 filed on April 14, 2000 is titled “AMENDMENT TO EQUIPMENT TRANSFER AGREEMENT.”

Our registration statement on Form SB-2 filed with the Commission on April 14, 2000 consists of a letter agreement with Hall Communications, Inc. designated as Exhibit 10.17. In addition, we have revised the Registration Statement to include Exhibit 10.79 which consists of the Settlement Agreement between the Company and Hall Communications, Inc. dated December 31, 2001.

11.   Please revise to discuss the “consulting services” provided by Schreiber and Klein Consulting, LLC.

We have revised the Registration Statement to reflect the financial advisory services provided by Schreiber and Klein Consulting, LLC (on Pages 14, 18 and II-2 (in part II) of Amendment No. 1).

Plan of Distribution, page 16

12.   We reissue comment 5 of our letter dated October 17, 2005. Please confirm that you and the selling security holders are aware of our position on short sales. See interpretation A.65 of the July 1997 Publicly Available Telephone Interpretation Manual.

The Company is aware of the Commission’s position on short sales. In addition, we have revised the Registration Statement (on Page 19 of Amendment No. 1) to state that we are soliciting each of the selling security holders to confirm that the selling security holders (i) are aware of the Commission’s position on short sales, (ii) do not have any short positions in shares of common stock of the Company and (iii) have reviewed Regulation M as relates to short sales. To this end, please see Exhibit 99 which consists of the letter being sent to each of the selling security holders.

1072 Madison Ave., Lakewood, NJ 08701   P. 732-730-2233   F. 732-810-0380

13.   We refer you to comment 4 of our letter dated October 17, 2005. While we note your disclosure on how Mr. Hardt received his shares and that he had no agreements or understandings, directly or indirectly, with any person to distribute the securities, we cannot find disclosure for the shares issued directly to Monness, Crespi Hardt & Co., Inc., a registered broker-dealer. Please clearly state that the shares issued to Monness, Crespi Hardt & Co. are compensation for investment banking services or name them as an underwriter.

We have revised the Registration Statement to clearly state that the options issued to Monness, Crespi, Hardt & Co., Inc. were in consideration for investment banking services evidenced by a financial advisory agreement (see Page 20 of Amendment No. 1).

Undertakings, page II-4

14.   The undertakings under Item 512 of Regulation S-B relating to Rule 415 offerings have been amended recently. Please revise your undertakings in conformity with Item 512 of Regulation S-B.

We have revised the Registration Statement to conform with Item 512 of Regulation S-B (on Page II-4 of Amendment No. 1).

Exhibits

15.   Please advise why you have included Exhibits 31.1 and 32.1 as part of your Form SB-2. Certifications are only required in Forms 10-QSB and Forms 10-KSB.

We have revised the Registration Statement to eliminate the certifications provided by Exhibits 31.1 and 32.1 therein.

Exhibit 5.1

16.   It appears that the statement regarding assumptions that each party has satisfied legal requirements to make the agreement or obligation enforceable is a legal conclusion that cannot be assumed. Please revise or advise why counsel believes it is a valid assumption.

We have asked our counsel to revise the opinion set forth in Exhibit 5.01. The revised opinion has been included as Exhibit 5.01 in Amendment No. 1.

1072 Madison Ave., Lakewood, NJ 08701   P. 732-730-2233   F. 732-810-0380

Form 10-QSB for the quarter ended March 31, 2006

Disclosure Controls and Procedures

17.    Your disclosure in the first paragraph and in your conclusions appears to be similar to the definition of disclosure controls and procedures set forth in Rule 13a-15. However, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive and principal financial officer were narrower that the disclosure controls and procedures defined by paragraph (e) of the Rule. If you determine to define the term “disclosure controls and procedures,” please revise to include the exact definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

The Company’s disclosure in the first paragraph was not intended to be a definition of disclosure controls and procedures as set forth in Rule 13a-15(e). We have modified the language of the disclosures on Form 10KSB for the periods ending December 31, 2004 and 2005 and quarterly filings for the periods ended March 31, June 30 and September 30, 2005 as well as March 31, 2006 to comply with the Exchange Act Rule 13a-15(e). The Company’s chief executive and principal financial officer had concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the information we are required to disclose in reports we file or submit under the Securities Exchange Act of 1934, as amended, are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

18.    To the extent that you disclose that a control system can only provide reasonable assurance that the objectives of the internal control system are met, clearly disclose, if true, that your controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your controls and procedures are effective at a reasonable assurance level.

We have revised the Quarterly Report on pages 14 - 15 to address the foregoing comment.

Exhibit 31.1

19.    We reissue comment 8 of our letter dated October 17, 2005 in part. For example, we note you continue to have outdated language in your certifications in paragraph 5(a) and 6. Further, we note you discuss quarterly report throughout your certifications after statement 1 as opposed to just the term “report”. You also include the titles of the certifying officers in the paragraph that begins “I [identify certifying individual]”.

Please revise all periodic reports that contain this or other outdated language from your Form 10-KSB for the year ended December 31, 2004 forward to include certifications that contain the proper language. See Item 601(b)(31) of Regulation S-B. Please advise how noncompliance with certification requirements previously mentioned in our SEC comment letter illustrates effective disclosure controls and procedures.

1072 Madison Ave., Lakewood, NJ 08701   P. 732-730-2233   F. 732-810-0380

We have revised the certifications to our annual reports on Form 10-KSB for the periods ending December 31, 2004 and 2005, as well as to our quarterly reports for the periods ending March 31, June 30, and September 30, 2005, as well as to March 31, 2006 to address the above comments.

The noncompliance was the result of an administrative oversight that carried forward to subsequent filings, in part due to the limited personnel. The disclosure controls and procedures were in place and provide reasonable assurance that such oversights will not occur.

Form 10-KSB for the fiscal year ended December 31, 2005

Controls and Procedures

20.    Similar to comment 18 above, please revise to disclose, if true, that your controls and procedures are effective at the reasonable assurance level as opposed to “reasonably effective.”

We have revised our annual report on Form 10-KSB for the fiscal year ended December 31, 2005 on page 47 of Amendment No. 1 to address the foregoing comment.

21.    Please advise why you believe at December 31, 2005 you were responsible for “establishing and maintaining adequate internal controls over financial reporting.” In addition, please revise to clearly indicate that you are not yet required to comply with Item 308(a) of Regulation S-B. Clearly disclose the involvement of your auditors in the internal control conclusions and revise to disclose the fact they have not provided the attestation of Item 308(b) of Regulation S-B.

The Company was not required to comply with Item 308(a) of Regulation S-B as of December 31, 2005, and thus was responsible for “establishing and maintaining adequate internal controls over financial reporting” as of such date. The Company does, however, acknowledge and recognize that it will responsible, commencing on the filing of its annual report on Form 10-KSB for the twelve months ending December 31, 2007, based on the present rules and regulations, to comply with Item 308(a).

Accordingly, we have amended our disclosures in Item 8A to address the foregoing by eliminating the discussion relating to “Management’s Report on Internal Control over Financial Reporting” as set forth in the annual report on Form 10-KSB filed with the Commission on March 31, 2006. In addition, our auditors were not involved (i) in the assessment of our internal controls for the fiscal year ended December 31, 2006, and (ii) any conclusions we made in the filing made on March 31, 2006. As a result, our auditors did not, and were not required to, provide the attestation set forth in Item 308(b) of Regulation S-B.

1072 Madison Ave., Lakewood, NJ 08701   P. 732-730-2233   F. 732-810-0380

Form 10-KSB for the fiscal year ended December 31, 2005

Controls and Procedures

22.    We note your statement contained in the first paragraph of your response letter dated March 30, 2006 in response to our oral comment on February 23, 2006 and March 16, 2006. Please revise to discuss in detail why you believe your controls and procedures were effective for the fiscal year 2004 and first and second quarter of 2005 since the systemic process whereby periodic reports were reviewed in detail apparently was not effectuated until at least the third quarter of 2005. Please advise as to the consideration given to whether the changes discussed in your response letter materially affected your internal controls over financial reporting for purposes of Item 308(c) of Regulation S-B.

We respectfully disagree with the Commission’s comment that “the systemic process whereby periodic reports were reviewed in detail apparently was not effectuated until at least the third quarter of 2005”. The Company has always maintained a formal process for review of reports, required to be filed with the Commission pursuant to the Exchange Act, a process in which multiple parties with measurable experience have been, continue to be, and will be (in the future) involved. Further, the Company’s principal executive officer and principal financial and accounting officer has concluded that the Company’s disclosure controls and procedures are effective to provide reasonable assurance that the information we are required to disclose in reports we file or submit under the Securities Exchange Act of 1934, as amended, are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. As we have noted in our disclosure and in a related risk factor, we have limited personnel who must attend to various functions. As a result, ineffectual execution of the disclosure control procedures may result. The problems were the result of human failure and not in disclosure controls and procedures that were inherently ineffective. The changes discussed in our response letter have not materially affected our internal controls over financial reporting for purposes of Item 308(c) of Regulation S-B.

Please address any further questions or comments to the undersigned at the above-referenced telephone number. Thank you very much.

Very truly yours,

/s/ David A. Gestetner

David A. Gestetner

Encls.

1072 Madison Ave., Lakewood, NJ 08701   P. 732-730-2233   F. 732-810-0380